February 12, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention: Cara Wirth
     Mara Ransom
     Robert Shapiro

     Jim Allegretto

Re:
Charge Enterprises, Inc. (f/k/a GoIP Global, Inc.)
Draft Registration Statement on Form S-1
Submitted August 7, 2020
CIK No. 0001277250

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 3, 2020 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on August 7, 2020 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Draft Registration Statement on Form S-1 Filed August 7, 2020 Overview, page 6

1.
Please tailor this section and other relevant sections throughout the filing to acknowledge that you have no assets and have not generated any revenues, notwithstanding the numerous business segments you mention here.

Response

The Company acknowledges the Staff’s comment and advises the Staff that since the date of the Comment Letter, the Company has made two significant acquisitions, each of which are now described in the Registration Statement. The Company has updated the Registration Statement to include a description of its revised business plan.

2.
In an appropriate place in your prospectus, please revise to address the status of the satisfaction of the conditions necessary for you or the counter-party to enter into binding agreements for the acquisition of the transportation company or the rights and assets of a second FedEx Route. Revise to quantify the amount of consideration for each proposed transaction.

Response

The Company acknowledges the Staff’s comment and advises the Staff that since the date of the Comment Letter, the Company entered into agreements for both acquisitions but the time to close such acquisitions has since past and the Company has decided to no longer pursue such transactions. The Company has updated the Registration Statement to reflect these recent events.

Transaction with Transworld Enterprises, Inc., page 6

3.
You disclose that the Transworld shareholders received 1 million shares each of Series D and Series F Preferred Stock that is convertible into 80% of the company's common shares either upon a reverse stock split or at any time as follows:

The series D preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock upon consummation of a reverse stock split and votes on an as converted basis. The series F preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock at any time at the option of the holder and votes on an as converted basis.

It is unclear from your disclosure whether the exercise of the conversion of the Series F Preferred Stock prior to the reverse stock split would negate the conversion rights of the Series D Preferred Stock and Series G Preferred Stock shareholders. Please explain to us when you expect your shareholders to approve the reincorporation and reverse stock split of one-for-five hundred, and the impact on the sequencing of the exercise of the conversion rights of the Series D, Series F and Series G Preferred Stock.

Response

The Company acknowledges the Staff’s comment and advises the Staff that o On October 1, 2020, the Company filed a Certificate of Amendment with the Colorado Secretary of State reflecting the 500:1 reverse stock split which was previously announced as well as the conversion of the Company from a Colorado corporation to a Delaware corporation. In connection with the corporate conversion, (i) the Company changed its name from “GoIP Global, Inc.” to “Transworld Holdings, Inc.” (ii) all issued and outstanding preferred stock in the Colorado corporation other than the Series F Preferred Stock was converted into shares of the Company’s common stock and (iii) the Company’s Series F Preferred Stock became the Series A Preferred Stock of the Delaware corporation. The transactions described above were approved by FINRA on October 2, 2020 and became effective on the OTC Pink trading market at the open of trading on October 6, 2020. As a result of the transactions described above, the Series D preferred stock is no longer outstanding.

Recent Developments

May 2020 Financing, page 7

4.
Please tell us and disclose how you intend to account for the issuance of the convertible notes with aggregate principal amount of $3 million and an acquisition price of $2.7 million. Such disclosure may be made upon updating your financial statements.

Response

The Company acknowledges the Staff’s comment and advises the Staff that footnote 9 to the Company’s unaudited consolidated financial statements for the period ended September 30, 2020 have been included in the Registration Statement.

5.
Please tell us whether the July 2020 Convertible Notes are the same as those issued in May, and clarify accordingly. Reference is made to your Management's Discussion and Analysis on page 23.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the subordinated promissory notes issued between May and September 2020 are on the same terms as the May 2020 Financing however the notes are subordinated to the May 2020 Investors, all as described in the Registration Statement.

6.
Please revise your disclosure to provide readers with a hypothetical example of the conversion price of the Notes, using a recent stock price to illustrate how the 75% of the average VWAP is calculated. Please also explain when this alternative conversion feature is utilized, rather than the $.25 per share.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the parties agreed to a fixed conversion price for the notes at $0.25 per share and as such any previous references have been removed from the Registration Statement.

The Offering, page 9

7.
Please revise to acknowledge the voting rights of the common stock your selling stockholders are offering for resale, and discuss those voting rights as compared to those of your outstanding preferred stock.

Response
The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

Risk Factors, page 11

8.
Given your lack of revenues and your recent acquisition of TransWorld, it is unclear to what extent your risk factor disclosures accurately convey the risks that are applicable to you.

In this regard, please make the following revisions:

●
In your "We have no history of profitability," "We will need additional funding..." and "We have had operating losses" risk factors, please revise to state that you have no revenues, in addition to acknowledging that you are not profitable.
●
In your "Widespread health developments..." and "The nature of our business is speculative" risk factors please revise to remove references to the sale of products, manufacturing and supply elements and marketing given that it does not appear that these aspects of your business are operational or tell us why you believe these references are appropriate.

Response
As indicated in our response to Comment 2 above, the Company acknowledges the Staff’s comment and advises the Staff that since the date of the Comment Letter, the Company has made two significant acquisitions, each of which are now described in the Registration Statement. The Company has updated the Registration Statement to include a description of its revised business plan as well as the risks associated with our business.

9.
Please revise to include any material risks associated with operations in the transports business, assuming this is the primary business in which you intend to focus your efforts.

Response

As indicated in our response to Comment 9 above, the Company acknowledges the Staff’s comment and advises the Staff that since the date of the Comment Letter, the Company has made two significant acquisitions, each of which are now described in the Registration Statement. The Company has updated the Registration Statement to include a description of its revised business plan as well as the risks associated with our business.

10.
Please revise to include any risks associated with your proposed reincorporation and reverse stock split.

Response

The Company acknowledges the Staff’s comment and advises the Staff that since the date of the Comment Letter, the Company has implemented the reincorporation and reverse stock split and as such any such risks are no longer applicable.

11.
We note your risk factor relating to the beneficial ownership of your executive officers and directors. Please update to reflect the ownership percentages set forth in your beneficial ownership table.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated the Registration Statement in accordance with the Staff’s comment.

Management's Discussion and Analysis Liquidity, page 26

12.
Provide a more detailed discussion of the steps you plan to take to implement your plan of operation. In your discussion, quantify the amount of funding you anticipate requiring to meet your reporting obligations and to pursue your business plan for at least the next twelve months. Discuss your plans to raise the necessary funds.

Response

As indicated in our response to Comment 2 above, the Company acknowledges the Staff’s comment and advises the Staff that since the date of the Comment Letter, the Company has made two significant acquisitions, each of which are now described in the Registration Statement. The Company has updated the Registration Statement in accordance with the Staff’s comment.

Directors, Executive Officers and Corporate Governance, page 31

13.
Please include the ages of each of your directors and executive officers. Refer to Item 401 of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

14.
We note the descriptions included in Mr. Orr's biography related to the success of his prior endeavors. Please recharacterize these statements as his beliefs or provide the necessary backup to support such statements.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

15.
We note that you refer to Mr. Orr as your "President, Chief Financial Officer and Director" on page 33. Please update to include each of his titles where appropriate throughout the registration statement.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

16.
Your website indicates that Mr. Scala is your interim chief executive officer. Please update to include Mr. Scala's proper titles where appropriate throughout the registration statement.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 41

17.
We note that your chief executive officer provides the principal place of business to your company at no charge and that he may be reimbursed for actual expenses incurred relating to your business. To the extent the value of the rent or actual expenses is being forgone by your chief executive officer triggers applicable disclosure requirements, please disclose this arrangement in your Certain Relationships and Related Transactions section. Refer to Item 404(d)(1) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and advises the Staff that rent or actual expenses were not forgone and as such disclosure of any arrangement is not required to be made.

18.
We note your purchase agreement with KORR Value LP, an entity controlled by your chief executive offer. Please analyze this agreement under Item 404(a) of Regulation S-K and include the necessary disclosure in this section.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

General

19.
Please provide Selected Financial Data in accordance with Item 301 of Regulation S-K or explain why such information has been omitted.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

20.
You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Andrew Fox__________
Andrew Fox

Chief Executive Officer